UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number

000-55519

CUSIP NUMBER

34520J207

NOTIFICATION OF LATE FILING

(CheckOne):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-CEN [ ] Form N-CSR

For Period Ended: December 31, 2020

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Force Protection Video Equipment Corp.

Full Name of Registrant

Enhance-Your-reputation.com, Inc

Former Name if Applicable

2629 Townsgate Road #215

Address of Principal Executive Office (Street and Number)

Westlake Village, CA 91361

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III— NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the period ending December 31, 2020 could not be completed and filed by March 31, 2021, without undue hardship and expense to the registrant. The registrant anticipates that it will file its Form 10-K for the period ended December 31, 2020 within the “grace” period provided by Securities Exchange Act Rule 12b-25.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael Malone	(714)	312-6844
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 4, 2021, Force Protection Video Equipment Corp. (the “Company”) completed a share exchange agreement with SRAX, Inc., whereby it acquired all of the outstanding shares of SRAX’s wholly owned subsidiary BIG Token, Inc. and the Company subsequently adopted the business plan of BIG Token. Accordingly, the financials being presented are those of BIG Token and not the historical numbers of the Company. For the years ended April 30, 2019 and 2018, the Company had $163,740 and $159,672 in revenues, respectively; and net loss of $543,825 and $1,037,666 respectively. Upon completion of the share exchange, we adopted the financial statements of BIG Token. For the years ended December 31, 2020 and 2019, BIG Token had 2,168,000 and 3,228,000 in revenues, respectively; and gross profit of $1,368,000 and $1,615,000, respectively.

Force Protection Video Equipment Corp.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 1, 2021	By	/s/ Michael Malone
Michael Malone
Chief Financial Officer